Marriott Vacations Worldwide Corporation

October 25, 2011

VIA EDGAR AND FACSIMILE

Ms. Sonia Gupta Barros

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation Registration Statement on Form 10-12B Filed October 25, 2011 File No. 001-35219

Dear Ms. Barros:

Marriott Vacations Worldwide Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 2:00 p.m. on October 27, 2011, or as soon thereafter as practicable.

In addition, the Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Stephen I. Glover of Gibson, Dunn & Crutcher LLP at 202-955-8593.

Sincerely,

MARRIOTT VACATIONS WORLDWIDE CORPORATION

/s/ Stephen P. Weisz
Name:	Stephen P. Weisz
Title:	President and Chief Executive Officer

cc:	Mr. Stephen I. Glover, Gibson, Dunn & Crutcher LLP

Mr. Jerard Gibson, Attorney-Advisor

Mr. Kevin Woody, Accounting Branch Chief

Mr. Mark Rakip, Staff Accountant